

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

James R. Ingebritsen
President and Chief Executive Officer
Pacific Office Properties Trust
10188 Telesis Court, Suite 222
San Diego, CA 92121

Re: Pacific Office Properties Trust Inc.
Post-effective Amendment on Form S-11
Filed October 8, 2010
File No. 333-157128

Dear Mr. Ingebritsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please confirm that you will amend the post-effective amendment, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare this amendment effective until you have resolved all comments raised on the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

James R. Ingebritsen
Pacific Office Properties Trust, Inc.
October 21, 2010
Page 2

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Howard A. Nagelberg, Esq.
        William E. Turner II, Esq.
        Barack Ferrazzano Kirschbaum & Nagelberg LLP
        Via *facsimile*: (312) 984-3150